UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2025 (Report No. 4)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Foresight Autonomous Holdings Ltd. (the “Registrant”) is filing this Report of Foreign Private Issuer on Form 6-K/A (this “Amendment”) to amend the Report of Foreign Private Issuer on Form 6-K as filed by the Registrant with the Securities and Exchange Commission on August 18, 2025 (the “Form 6-K”) with the sole purpose of incorporating the Amendment and the Form 6-K by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-276709).

Except as described above, this Amendment speaks as of the original filing date of the Form 6-K and does not amend, update or restate any information set forth in the Form 6-K or reflect any events that occurred subsequent to the original filing date of the Form 6-K.

CONTENTS

This Form 6-K consists of: (i) the Registrant’s press release issued on August 15, 2025, titled “Foresight Reports Second Quarter 2025 and First Half 2025 Financial Results,” which is attached hereto as Exhibit 99.1; (ii) the Registrant’s Interim Condensed Consolidated Financial Statements as of June 30, 2025, which is attached hereto as Exhibit 99.2; and (iii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025, which is attached hereto as Exhibit 99.3.

The section titled “Second Quarter Corporate Highlights,” the first two paragraphs of the section titled “First Half 2025 Corporate Highlights,” the sections titled “Second Quarter 2025 Financial Results,” “First Half 2025 Financial Results,” “Balance Sheet Highlights,” and “Forward-Looking Statements,” and the GAAP financial statements in the press release attached as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-276709 and 333-286221) and Form S-8 (Registration Nos. 333-229716, 333-239474, 333-268653 and 333-280778), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Foresight Autonomous Holdings Ltd. on August 15, 2025, titled “Foresight Reports Second Quarter 2025 and First Half 2025 Financial Results.”
99.2	Foresight Autonomous Holdings Ltd.’s Interim Condensed Consolidated Financial Statements as of June 30, 2025.
99.3	Foresight Autonomous Holdings Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025.
EX-101.INS	Inline XBRL Taxonomy Instance Document
EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document
EX-101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	Inline XBRL Taxonomy Label Linkbase Document
EX-101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
EX-101.INS	Inline XBRL Taxonomy Instance Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: August 19, 2025	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer